Contact

www.linkedin.com/in/sanjay-kumar-223b518 (LinkedIn)
www.gamestacy.com (Company)

Top Skills

Business Development
Team Management
Strategy

Certifications

Certified Independent Director

Sanjay Kumar

Promoter Director at Gamestacy
Bengaluru

Summary

Gamestacy is one of India's most unique indie studios focusing on developing gaming platforms which lend themselves to a metaverse evolution whilst providing a safe gaming environment using advanced AI to prevent online abuse. Our flagship product INFLUENZER is an unique gaming platform that combines lifestyle gaming needs with social connects .

We are now pleased to announce that we were one of the 35 companies globally and amongst only 4 from India to have been selected by Google for the Google Launchpad Accelerator program in Oct 2021. The program involves mentoring, product development and investment from Google in our gaming platform INFLUENZER, scheduled for its debut launch on the Google demo day in February 2022.

Alongside this we are also delighted to announce our selection by the Newchip Accelerator program in USA from nearly 1000+ cross sector entries as part of the select group they support for a global fund raise . We will shortly be welcoming investors to our platform and take pride to have reached this stage with just founder / promoter investments.

https://gamestacy.com/

Experience

Gamestacy
Promoter Director
May 2021 - Present (1 year 1 month)
Bangalore Urban, Karnataka, India

Elior India
MD and CEO
February 2017 - May 2021 (4 years 4 months)

Bangalore

Proud to have led India's largest standalone food services company !! with nearly 5000 employees and operations across all major Indian cities

Contract Catering business is one of the most complex businesses I have handled. Finished goods have 4 hours perish-ability and F& V material about 7 days with unpredictable price volatility.. Production of over 225000 fresh meals everyday involves complex web of consumption forecasting, production planning and inventory management. Nearly 2400 recipes get programmed into a custom software to link with stores for material issuance and inventory management.

Over the last 8 years I have undertaken 7 acquisitions as also completed the integration of the acquired entities to achieve the desired P&L outcomes. These acquisitions have included asset deals, full buy outs and JV's across both the Food and Technology sectors.

Altran India

MD & CEO Altran Companies India

March 2012 - February 2017 (5 years)

Bangalore

As the CEO of the Altran Group in India I led the growth of the company from a 220 employees single location company in 2012 to about 2600 employees spread across five locations in 2017. During this period of five years I completed four acquisitions and led the turnaround of the company from a loss making enterprise to being one of the 3 most profitable companies within the group.

Shell

Royal Dutch Shell Group Companies 1994 - 2012 (18 years)

August 2009 - March 2012 (2 years 8 months)

Head Business Intelligence and Strategy Analysis, Shell India

Conceptualised and set up a high end Global Management Consulting Unit which reports to the Group Strategy and Planning Division in Royal Dutch Shell.

Member of the Global Leadership Team for
Strategy and Competitive Intelligence, which works for the CEO and board of Royal Dutch Shell

Shell India Private Ltd.

Country Head Downstream Business Development

November 2006 - July 2009 (2 years 9 months)

Developed, negotiated and set up the Aviation JV of Shell - MRPL and re-started the Marine Lubricants business in India.

Royal Dutch Shell

Regional Business Head Retail Lubricants East Zone, Kuala Lumpur Malaysia

January 2001 - January 2006 (5 years 1 month)

Turned around a declining 140 mn USD (net of duties) Consumer Lubricants business of Asiapac, inluding China, Oceania, Middle East with P&L accountablity to deliver a NIAT of 19 mn USD.

SHELL OMAN MARKETING COMPANY SAOG

Regional Brand and Communication Manager, Muscat

January 2000 - January 2001 (1 year 1 month)

Muscat Governorate, Oman

Managed Shell brands for Oman and Middle East

Shell India

6 years

Head Bitumen Business, Delhi & London

January 1998 - January 2000 (2 years 1 month)

Was part of the Industry group which lobbied the Govt for Bitumen decanalisation in India. Set up the Bitumen Trading business for Shell in India and then a domestic third party manufacturing facility for a Bituminuous chemicals

National Marketing Manager, Delhi

January 1996 - January 1998 (2 years 1 month)

As National Marketing Head undertook the launch of Consumer Lubricants portfolio in India including setting up of third party manufacturing facilties for Greases and Gear Oils

Brand and Communications Manager, Delhi

February 1994 - January 1996 (2 years)

Part of the core 13 member team which launched the Shell JV in India and then implemented the brand launch of Automotive Lubricants

Eureka Forbes Ltd

Product Manager, Bombay
August 1991 - January 1994 (2 years 6 months)

Launched Tornado Trendy brand of Vaccum Cleaners in India

Set up a Third party Consumer Financing business for vacuum cleaner sales

Arvind Mills Ltd (Cornerstone Brands)
Sales Executive, Bombay
January 1990 - August 1991 (1 year 8 months)

Managed teritorry sales for Denims in Bombay and Madhya Pradesh

Marico Industries Ltd
Management Trainee, Bombay
May 1988 - February 1989 (10 months)

Designed a Commodity procurement system to save on sourcing costs

Education

IRMA
MBA, Marketing · (1986 - 1988)

Delhi University
B.Sc (Hons), Physics · (1983 - 1986)

Ravenshaw College
Intermediate Science · (1981 - 1983)

Stewart School
ICSE · (1970 - 1981)